UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 5, 2022, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 7th meeting of its 10th Board of Directors (the “Board”), at which the following matter was resolved and public announcement was made in Taiwan regarding such resolution:

(1)	The Company’s consolidated financial statements of Q1 2022.

With respect to resolution (1), the Company’s consolidated results for the three months ended March 31, 2022 include:

•	operating revenue of NT$6,725,222 thousand,

•	gross profit from operations of NT$1,678,024 thousand,

•	operating profit of NT$1,232,276 thousand,

•	profit before income tax of NT$1,461,304 thousand,

•	profit for the period of NT$1,224,739 thousand,

•	basic earnings per share of NT$1.68; and

as of March 31, 2022,

•	total assets were NT$42,014,782 thousand,

•	total liabilities were NT$16,280,054 thousand,

•	equity attributable to equity holders of the Company was NT$25,734,728 thousand.